Via EDGAR

U.S. Securities & Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Lyn Shenk, Branch Chief, Office of Transportation and Leisure
Re:    SEACOR Holdings Inc.
Form 10-K for Fiscal Year Ended December 31, 2016
Filed March 30, 2017 (“2016 Form 10-K”)
File No. 001-12289

Dear Mr. Shenk,
We confirm receipt by SEACOR Holdings Inc. (the “Company”), a Delaware corporation, of the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 27, 2017, with respect to the above-referenced filing.
To assist in the Staff’s review of the Company’s response, we precede such response with the text of the comment as stated in the Commission’s letter. The Company believes that it has replied to the Staff’s comment in full. As requested, this letter is being filed on EDGAR as correspondence.
Form 10-K for the Fiscal Year ended December 31, 2016
Index to Consolidated Financial Statements and Consolidated Financial Statement Schedule
Note 4. Investments, at Equity, and Advances to 50% or Less Owned Companies
Trailer Bridge, Page 22
Comment
1. We note that in December 2016, as a result of a recapitalization of Trailer Bridge your ownership interest in Trailer Bridge increased to 55.3%. We also note that you provide secured financing and technical and commercial management services to Trailer Bridge. Please tell us your basis for not consolidating Trailer Bridge.
Response
Background
By way of background, the Company has invested in various aspects of the capital structure of Trailer Bridge Inc. (“Trailer Bridge”) beginning in September 2009. In October 2016, the Company received a solicitation and exchange offer (the “Offer”) from Trailer Bridge to either (1) exchange outstanding senior secured notes (the “Notes”) for shares of Trailer Bridge’s common stock (“Common Stock” and, such exchange of Notes for Common Stock being referred to as the “Exchange”); or (2) tender the Notes for a cash payment of $500 per $1,000 of par value of notes tendered (the “Tender”). At the time of the Offer, Trailer Bridge’s capital structure consisted of 52,719 shares of Common Stock, $12.7 million in bank debt (the “Bank Loan”), a $4.7 million term loan held by certain equity holders (the “Shareholder Loan”) and $126.7 million aggregate principal amount of outstanding Notes. Both the Shareholder Loan and the Notes were incurred by Trailer Bridge in April 2012 in connection with Trailer Bridge’s emergence from bankruptcy. At the time of the Offer, the Company held (i) 24,920 shares, or 47.27%, of Trailer Bridge’s then outstanding Common Stock, (ii) approximately $64.5 million in aggregate principal amount of Notes and (iii) $2.1 million of the outstanding principal amount of the Shareholder Loan.
Upon expiration of the Offer in December 2016, a total of $115.7 million in principal amount of Notes, including all $64.5 million of the Company’s Notes, were surrendered in the Exchange for 914,823 shares of Common Stock (with the Company receiving 509,935 shares). This amounted to an exchange rate of 7.90888 shares per $1,000 principal amount of Notes. An additional $6.0 million of Notes were surrendered in the Tender. Shortly after the consummation of the Offer, Trailer Bridge also repurchased $1.5 million in Notes for 43.5% of par (the “Repurchases”) from a single Noteholder. In connection with the Repurchases, this Noteholder also surrendered 539 shares of Common Stock to Trailer Bridge. Approximately $3.6 million of the Notes remained outstanding following consummation of the Offer and the Repurchases and subsequent to December 2016, Trailer Bridge redeemed these Notes at par plus accrued and unpaid interest (the “Redemptions”). Upon the completion of the Exchange, the Company owned 534,855 of a total of 966,949 shares of Common Stock, increasing its ownership interest from 47.27% to 55.31%.
Certain participants in the Exchange, who were also lenders under the Shareholder Loan, amended the Shareholder Loan to provide additional temporary financing to Trailer Bridge to fund a portion of the cash payments under the Tender, the Repurchases and the Redemptions (the “Bridge Financing”). A total of $6.8 million of Bridge Financing was provided by these participants. The Company’s share of the Bridge Financing totaled $3.8 million of which $1.7 million was funded in December 2016 and $2.1 million in January 2017. The Bridge Financing was repaid in full by Trailer Bridge, during 2017.
VIE Analysis
To determine if Trailer Bridge should be consolidated, the Company first performed an analysis to determine if Trailer Bridge was, following the Offer, a Variable Interest Entity (a “VIE”).
In accordance with ASC 810-10-35-4d (“ASC 810”), the Exchange was considered a reconsideration event for Trailer Bridge’s VIE designation during the fourth quarter of 2016 because the Company received additional equity at risk. Pursuant to ASC 810, based on the VIE Model, an entity is a VIE if it has any of the following characteristics: (a) the entity does not have enough equity to finance its activities without additional subordinated financial support; (b) the equity holders, as a group, lack the characteristics of a controlling financial interest; or (c) the entity is structured with non-substantive voting rights (i.e., an anti-abuse clause) (collectively, the “VIE Criteria”). With respect to Trailer Bridge, none of these characteristics are present and therefore Trailer Bridge is not a VIE.
Following the completion of the Offer and related transactions, Trailer Bridge had more than sufficient equity to finance its activities without additional subordinated financial support. Trailer Bridge’s equity increased from a deficit of $50.8 million prior to consummation of the Offer to $72.3 million after consummation of the Offer and its debt decreased from $141.8 million pre-Offer to $16.7 million post-Offer. In analyzing the sufficiency of Trailer’s Bridge’s equity, the Company considered the Bridge Financing provided to Trailer Bridge in order to fund a portion of the Tender, Repurchases and Redemptions. The Company concluded, however, that because the Bridge Financing (i) was always contemplated as part of the Offer, (ii) was only a temporary replacement of debt for a small portion of the Notes and (iii) participation in the Bridge Financing was not mandatory to allow holders to participate in the Exchange, Trailer Bridge had sufficient equity financing without the need for additional subordinated financial support. In addition, after the Offer, not only was the Bridge Financing repaid, but the entire Shareholder Loan was repaid by Trailer Bridge from its operating cash flows further demonstrating the sufficiency of Trailer Bridge’s equity capital and lack of need for additional subordinated financing. Accordingly, the Company concluded that Trailer Bridge had enough equity to finance its activities without additional subordinated financial support.
With respect to the other VIE Criteria, Trailer’s Bridge’s equity holders, as a group, do not lack the characteristics of a controlling financial interest in the entity. Following the Offer, the participants in the Exchange received approximately 95% of the equity in Trailer Bridge and the rights and privileges of the Common Stock were not modified. Finally, the rights and privileges of the Common Stock are not structured with non-substantive voting rights. Other than as described below with respect to the Shareholder Agreement, holders of the Common Stock enjoy customary rights and privileges afforded to holders of common stock of a Delaware corporation. As Trailer Bridge did not meet any of the VIE Criteria, the Company concluded that Trailer Bridge was not a VIE, and would not need to consolidate it based on the VIE model.

Voting Interest Analysis
Having concluded that Trailer Bridge is not a VIE, the Company next applied the voting interest entity model to determine if Trailer Bridge would need to be consolidated. Under the voting interest entity model, a reporting entity consolidates a legal entity when it has a controlling financial interest in the legal entity through its ownership of voting interests. The Company has concluded that it does not have such a controlling interest in Trailer Bridge.
Under Trailer Bridge’s current Bylaws, the business, property and affairs of Trailer Bridge are managed by the Board of Directors (the “Board”), which are elected by the shareholders. As of December 31, 2016 and the date of this letter, the Company held three of seven Board seats, the same ratio of seats the Company held immediately preceding the Offer. As the Company’s designees on the Board do not represent a majority of the directors, the Company is unable to have such designees effectively control Trailer Bridge. In addition, Trailer Bridge’s Stockholders Agreement (the “Agreement”) requires an affirmative vote of 66.67% of the outstanding common shares to effect certain fundamental actions, including any sale or lease of assets representing substantially all of its assets or to effect any equity offering or restructuring. As of December 31, 2016 and the date of this letter, the Company only held 55.31% of the outstanding Common Stock and therefore could not unilaterally approve these fundamental actions. Furthermore, the Agreement indicates that any “Significant Business Decisions,” as defined in the Agreement (e.g. entering into a capital expenditure over $2.0 million; entering into any joint venture, partnership or similar arrangement; entering into any material contract, agreement or undertaking outside the ordinary course of business consistent with past practice, etc.) requires affirmative approval from the majority of the members of the Board including at least one director from the Company and one director from either of the other two significant investors, each of whom has one Board seat. At its core, this provision provides power to the other two significant investors over any Significant Business Decision, and prevents the Company from having control. The remaining two Board seats are occupied by Trailer Bride's Chief Executive Officer and an independent director elected by the non-employee directors. Consequently, the Company concluded that it did not, directly or indirectly, have sufficient voting rights to control Trailer Bridge and thus was not required to consolidate Trailer Bridge as of December 31, 2016.
Technical and Commercial Services
The technical and commercial services the Company provided to Trailer Bridge primarily related to the repair, maintenance and operation of certain of Trailer Bridge’s assets and the total amount received by the Company for these services was $0.3 million in 2016, as previously disclosed, and such amount is not considered material. Effective June 30, 2017, the Company no longer provides technical or commercial management services to Trailer Bridge.
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In the event the Staff has additional questions or comments, please contact the undersigned at (954) 627-5180, or Brett D. Nadritch of Milbank, Tweed, Hadley & McCloy LLP at (212) 530-5301.

Sincerely yours,
/s/ Bruce Weins

Bruce Weins
Senior Vice President and Chief Financial Officer
Cc:    Mr. Charles Fabrikant, Executive Chairman, Chief Executive Officer and Director of SEACOR Holdings Inc.
Mr. William C. Long, Executive Vice President, Chief Legal Officer and Corporate Secretary, SEACOR Holdings Inc.
Mr. David Zeltner, Partner, Milbank, Tweed, Hadley and McCloy LLP
Ms. Kelly Phillips, Partner, Grant Thornton LLP